Exhibit 99.2

Atlantica Yield plc
(incorporated and registered in England and Wales under company number 08818211)
Supplement to Notice of Annual General Meeting

Dear Shareholder,

I am writing to you further to Atlantica Yield plc’s (the “Company”) Notice of Annual General Meeting 2020 (the “AGM”), which was recently sent to you (the “AGM Notice”).  This supplement to the AGM Notice should be read in conjunction with the AGM Notice.

The Company is scheduled to hold its AGM on May 5, 2020, at c/ Francisco Silvela 42, 4 floor 28028 Madrid, Spain with satellite meeting places at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, United Kingdom, and at the offices of Skadden Arps Slate Meagher & Flom LLP, at 222 Bay Street, Suite 1750, Toronto ON M5K 1J5, Canada.

In light of the social distancing measures recommended by the Canadian government and public health authorities to assist with reducing the impact of COVID-19, it is no longer possible for the AGM be held by satellite meeting at the offices of Skadden Arps Slate Meagher & Flom LLP, at 222 Bay Street, Suite 1750, Toronto ON M5K 1J5, Canada.  The AGM will continue to be held in Madrid, Spain, with a satellite meeting place in London, United Kingdom, at the same time and locations indicated in the AGM Notice.

The Company continues to monitor the COVID-19 situation closely. The Company's board of directors encourages all shareholders to appoint a proxy as early as possible in order to vote on the matters being considered at the AGM.

BY ORDER OF THE BOARD

Directors:
Daniel Villalba (Chairman and Independent Non-Executive Director)
Robert Dove (Independent Non-Executive Director)
Andrea Brentan (Independent Non-Executive Director)
Francisco Jose Martinez (Independent Non-Executive Director)
Jackson Robinson (Independent Non-Executive Director)
Ian Edward Robertson (Non-Executive Director)
Santiago Seage (CEO and Executive Director)
Christopher Kenneth Jarratt (Non-Executive Director)

Company Secretary:
Irene M. Hernandez Martin de Arriva

/s/ Irene M. Hernandez Martin de Arriva
London, 20 April 2020